UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2023 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

On November 13, 2023, Brenmiller Energy Ltd. (the “Company”), convened a Special General Meeting of Shareholders (the “Meeting”). Only shareholders of record as of the close of business on October 30, 2023, the record date for the Meeting, were entitled to vote at the Meeting.

The Meeting was called for the following purposes:

Proposal No. 1	To increase of Authorized Share Capital by 100,000,000 Ordinary Shares and cancel the nominal value of the Company’s Ordinary Shares, and to amend the Company’s articles of association to reflect the same.

Proposal No. 2	To approve a reverse split of the Company’s authorized and issued and outstanding shares at the ratio of 10:1, and to amend the Company’s current articles of association to reflect the same.

Proposal No. 3	To approve and amend the Company’s current articles of association.

At the Meeting, a quorum was present and the Company’s shareholders approved all agenda items. The effective date for when the Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis will be announced by the Company.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: November 14, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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